Exhibit 99.1

TransAlta Files Management Information Circular, Highlights Plan to Advance Clean Energy Strategy

CALGARY, April 1, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX:TA) (NYSE:TAC) today issued a letter to shareholders and filed its management information circular (the "Circular") for its annual and special meeting of shareholders (the "Meeting") to be held on April 26, 2019.

TransAlta encourages shareholders to read the Circular to gain insight into the extensive efforts undertaken to seek and reflect shareholder input, assess a wide range of strategic alternatives, engage constructively with shareholders, and secure an outstanding transaction with a leading global renewable energy investor and operator to advance its strategy. The Circular also addresses TransAlta's recent engagement with Mangrove Partners ("Mangrove") and Bluescape Energy Partners ("Bluescape"), which have notified the Company that they intend to nominate director candidates.

TransAlta urges shareholders to vote the Blue proxy FOR TransAlta's director nominees in order to: (i) secure a strategic $750 million investment from Brookfield Renewable Partners, a world-class renewable energy investor and operator; (ii) strengthen TransAlta's ability to advance its strategy, invest in growth and accelerate the return of capital to shareholders; and (iii) add world-class renewable energy and capacity market expertise to its Board of Directors. A copy of the Circular can be downloaded from the Company's SEDAR profile at www.sedar.com and the Company's EDGAR profile at www.sec.gov/edgar.shtml. The Circular is also available at TransAlta's website.

TransAlta Is Positioned to Advance Its Strategy, Return Capital To Shareholders And Achieve Its Goal Of 100% Clean Energy By 2025

"Over the past several years, TransAlta has successfully developed and implemented a strategy designed to navigate fundamental regulatory changes and a weak economy in our primary market, all while delivering record free cash flow, reducing debt, and continuing to grow the Company," said Ambassador Gordon Giffin, Chair of the TransAlta Board. "Securing Brookfield's investment and expertise is a continuation of that work. It responds to the feedback we have received from our shareholders and gives us everything we need to accelerate our strategy to create significant and sustainable shareholder value."

"The market has reacted very favourably to our deal with Brookfield. It has the full support of RBC Global Asset Management, TransAlta's largest shareholder with a 12.4% stake in the Company, as well as the equity research analyst community," Ambassador Giffin continued. "We believe shareholders should vote the Blue proxy in favour of TransAlta's Board nominees to protect these gains and all of the strategic benefits this investment provides."

"TransAlta's shareholders have been patient and supportive as we've transformed the Company. Now they deserve to reap the rewards. We urge shareholders to move forward rather than backwards. We are poised to deliver compelling value, whereas Mangrove and Bluescape represent risk and uncertainty, at best," said Ambassador Giffin.

TransAlta has successfully navigated challenging external market conditions since 2015, when the Alberta Government introduced policies to shut down coal by 2030, impose a significant carbon tax, and targeted 5,000 MW of additional renewables into an already oversupplied market. This coincided with a period of historically low power prices in Alberta, a weak Alberta economy, significant competition for new assets and weak capital market conditions.

In the face of these challenges, TransAlta developed a long-term strategy to create value by achieving 100% clean energy by 2025, converting 100% of its Alberta coal fleet to natural gas, unlocking the value of the Company's hydro assets, investing in long-term contracted gas and renewable projects, reducing its operating costs and maintaining a strong balance sheet. TransAlta has made progress towards each of these goals and has significantly outperformed the TSX Capped Utility index when measured on a three- and one-year basis.

A Strong Slate with Deep Market Expertise, Experience and Fresh Perspective

TransAlta is nominating three exceptional new candidates for election to the Board of Directors at the upcoming Meeting:

  Harry Goldgut is a Vice Chair in Brookfield's Renewable Power and Infrastructure Groups. Mr. Goldgut has been responsible for the acquisition of the majority of Brookfield's renewable power assets and has played a role in the restructuring of the electricity market in Ontario as a member of the Electricity Market Design Committee and the Clean Energy Task Force.
  Richard Legault is a Vice Chair in Brookfield's Renewable Group, Vice Chair in Brookfield Asset Management and served as the CEO of Brookfield Renewable Partners until August 2015. During his 28 years at Brookfield, Mr. Legault led the development and expansion of Brookfield's renewable business in North and South America, as well as in Europe. He also served as CFO at Brookfield Asset Management from 2000 to 2001.
  Robert C. Flexon was the President and Chief Executive Officer of Dynegy Inc. from 2011 until its acquisition by Vistra Energy Corp. in April 2018. Dynegy Inc. was a U.S. independent power producer engaged in the operation of power generating facilities and listed on the NYSE. Mr. Flexon brings a wealth of skills and experience with independent power producers, thermal generation, capital markets, accounting, finance, tax and risk management.

Each of the nominees brings exceptional and highly relevant expertise to TransAlta. The fact that Mr. Goldgut and Mr. Legault have been nominated by Brookfield as part of its cornerstone investment in the Company is a significant benefit of the transaction. TransAlta would add these two directors under any scenario, simply for their expertise and enormous knowledge of renewable energy assets and the Canadian market. The addition of Mr. Flexon further enhances our Board's strength, particularly as we execute our coal-to-gas conversion strategy.

These nominations continue a pattern of Board renewal at TransAlta. Including the three new nominee directors, the Board will have added eight new directors in the past five years. TransAlta notes and appreciates the positive endorsement that Bluescape Executive Chairman C. John Wilder gave in recent correspondence about the quality of the new TransAlta Board nominees.

Together with the three new director nominees described above, TransAlta's Board has the right mix of skills, capabilities, experience and market knowledge to provide effective oversight and direction to the Company's strategy and ongoing successful efforts to drive shareholder value creation. The Board nominees' expertise includes renewable and thermal operational capability, as well as public markets, environmental, technology, legal, regulatory, governmental affairs, engineering and technical expertise. The exceptional qualifications of our Board members have been proven through the significant leadership positions they have held as officers and/or directors at very sizable, publicly-traded companies with complex operations.

Background to the Brookfield Transaction

TransAlta's Circular details the Board's extensive engagement program over the past three years with many of the Company's largest institutional shareholders. The purpose of these discussions was to gauge Shareholders' support for, and input into, our strategies and to discuss possible strategic investments, financings or other transactions or events to unlock TransAlta's value. The sum and substance of this feedback was that investors are supportive of the Company's strategy, but wanted to see more action taken to accelerate the implementation of the Company's plan. The insight gained from this engagement is one of the factors that compelled the Board to seize the opportunity to secure the Brookfield transaction when it did.

The Circular also describes TransAlta's relationship with Brookfield, which has been an operating partner on a BC hydro facility since 2009 and a meaningful shareholder of TransAlta for over four years. As with all of the Company's major shareholders, TransAlta has had discussions with Brookfield throughout this period on a variety of topics. Of particular note, Brookfield's recent investment was informed by extensive prior discussions and due diligence over the past three years with Brookfield (and other potential investors) aimed at a wide range of strategies for enhancing the long-term value potential of the Company's hydro and coal assets, as well as the value of the Company as a whole, including through potential sale transactions. As a result, Brookfield was very familiar with TransAlta and its hydro assets, and TransAlta knew Brookfield could be an outstanding partner to help fund and implement the Company's value creation strategy.

Mangrove Partners and Bluescape Energy Threaten to Disrupt TransAlta's Progress

TransAlta welcomes constructive shareholder engagement and has had numerous discussions with Mangrove and Bluescape since they emerged as TransAlta shareholders in recent months. In the course of these discussions, as detailed in the Circular, Mangrove and Bluescape supported Mr. Flexon as a candidate for election to the Board, and rejected an offer to also have Bluescape Executive Chairman C. John Wilder join the TransAlta Board. Mangrove and Bluescape subsequently submitted a term sheet demanding, among other things, that the Company issue to Mr. Wilder C$150 million in common shares at a 6% discount to the market price, based on a 21-day volume weighted average. This was a demand that no board could reasonably accept.

Ambassador Giffin added, "Had the dissidents accepted our offer, Mr. Wilder would have a seat at the Board table. Instead, they notified the Company of their intention to nominate five new directors, which suggests they are seeking the ability to terminate the Brookfield investment and implement the playbook they have used at other companies of selling renewable energy assets and doubling down on coal-fired generation, which is a dead-end strategy and something we will not do."

TransAlta cautions shareholders that a potential slate of dissident nominees from Mangrove and Bluescape threatens to disrupt TransAlta's strategic direction by: (i) terminating Brookfield's investment, and all the value and expertise that comes with it; (ii) abandoning TransAlta's move towards clean energy by retrenching to coal, or to go in search of potential alternative transactions, a process that could take months or years with no assurance of producing anything of greater – or even similar – value; and (iii) adding further risk and delay to returning meaningful value to TransAlta shareholders who have supported the Company throughout its strategic transformation.

The Answer is "Yes"

In a March 29, 2019 press release, Mangrove and Bluescape ask: "Is the Brookfield Investment in the best interests of all TransAlta shareholders?" The answer is a resounding "yes" – and all evidence indicates that the market agrees. In the four trading days following the announcement of the deal, TransAlta's share price increased by more than 9% and equity research analysts have published favourable commentaries and increased their consensus 12-month price target for TransAlta's stock by 24%.

In addition to the benefits outlined above, the investment is structured to enable TransAlta shareholders to participate in the future value of the Company's hydro assets through both the deferred sale arrangement (i.e., post 2024) and through the retention of at least 51% of the Hydro portfolio. The structure is significantly more accretive than potential alternatives, such as issuing equity at the current share price (which would dilute existing shareholders at sub-optimal value), selling an interest in the Company's coal-to-gas assets which are central to the Company's long-term strategy, or weakening the balance sheet through excess borrowing, which would inhibit the execution of TransAlta's value-creation strategy and not be in the best long-term interests of the Company or its shareholders. Furthermore, Brookfield is aligned with shareholder interests through its position as a long-standing significant investor in the Company, as well as through Board nominations and the associated fiduciary duties of its nominees to TransAlta and its shareholders.  Brookfield has committed to purchase TransAlta common shares in the open market to increase its share ownership in TransAlta to 9% subject to certain conditions, and TransAlta and Brookfield will form a joint operating committee to focus on optimizing the operations and maximizing the value of the Company's hydro assets.

As it relates to the value of TransAlta's Hydro assets, the 13x EBITDA multiple used in the transaction to value the future cash flows from TransAlta's Hydro assets is in line with analyst estimates and is consistent with the 10x – 16.3x multiples for precedent merchant hydro transactions that involve selling 100% of the assets (whereas Brookfield will only have rights to acquire a minority interest). Higher multiples may be observed in control transactions in markets that are more liquid, more contracted based on higher capacity or power prices or more interconnected with neighbouring markets than Alberta, but that is not where TransAlta's hydro assets are located. In addition, Brookfield is paying 13x the future EBITDA in the future, after the PPA expires, when TransAlta expects the assets to generate significantly more EBITDA than they do currently. All other precedent transactions are based on current EBITDA.

Finally, the Brookfield investment will be highly accretive for TransAlta shareholders as it will permit TransAlta to repurchase up to $250 million of shares through a substantial issuer bid and its normal course issuer bid program.

Major Shareholder Support

TransAlta's single largest shareholder, RBC Global Asset Management, is supportive of our strategic partnership with, and the investment by, Brookfield. RBC has committed to vote all of the common shares under its direction or control, representing 12.4% of TransAlta's outstanding common shares, FOR the election of all of TransAlta's director nominees at the Meeting, as well as in favour of the other items of annual and special business that shareholders are being asked to consider at the upcoming Meeting.

Brookfield, which currently owns approximately 4.9% of TransAlta's outstanding common shares, also plans to vote FOR the election of all of TransAlta's director nominees at the Meeting, as well as in favour of the other items of annual and special business that shareholders are being asked to consider at the Meeting.

Vote the BLUE Proxy to Protect TransAlta's Future

TransAlta asks shareholders to read the Circular carefully and to vote the BLUE proxy FOR all 12 TransAlta director nominees at our upcoming Meeting on April 26, 2019. Shareholder support is critical as we work to build a foundation for long-term, sustainable value creation as a leading clean energy company.

A vote FOR TransAlta's director nominees will be a vote to realize the value of TransAlta's diverse and quality assets for decades to come, a vote for an experienced and engaged Board and a vote to share in the upside of TransAlta.  Becoming a voter is fast and easy. To support TransAlta's Board, vote only your BLUE proxy or voting instruction form today.

If you have any questions about the Meeting, please contact Kingsdale Advisors, TransAlta's strategic shareholder advisor and proxy solicitation agent, by telephone at 1-877-659-1820 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the Meeting; the investment by Brookfield; ability of the investment to enhance the Company's financial position and ability to execute the strategy; the transition to 100% clean energy by 2025; Brookfield increasing its share ownership in TransAlta to 9% and other commitments; the Company's future ownership levels in or control over the Alberta hydro assets; the anticipated timing, costs and benefits of TransAlta's coal-to-gas conversion strategy; the timing, terms and probability of returning capital to shareholders; the appointment of three new nominees to the Board; the expected higher cash flow and anticipated adjusted EBITDA in respect of the hydro assets in the Brookfield investment; the Company's relationship with Brookfield Renewable Partners or its affiliates and other shareholders; the expected timing, costs and benefits of the strategic investment by and partnership with Brookfield Renewable or its affiliates; the formation of a joint operating committee; continued operational improvements; and advancements in the Company's strategy relating to clean energy and growth. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the election of the Company's proposed director nominees at the Meeting, the closing of the Brookfield investment; no significant changes to regulatory, securities, credit or market environments; the anticipated Alberta capacity market framework in the future; our ownership of or relationship with TransAlta Renewables Inc. not materially changing; the Alberta hydro assets achieving their anticipated value, cash flows and adjusted EBITDA; the expected life extension of the coal fleet and anticipated benefits and financial results generated on the coal-to-gas conversion and the Company's other strategies; the Company's and Mangrove's/Bluescape's strategies and plans; the ability to successfully compete in the expected Alberta capacity market; and no significant changes in laws. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure of the Company's nominees to be elected at the Meeting; the failure of the Brookfield investment to close; legal actions or proceedings, including those pertaining to the Brookfield investment; the appointment of any slate of directors proposed by Mangrove/Bluescape and the subsequent termination of the Brookfield investment by the Company; our Alberta hydro assets not achieving their anticipated value, cash flows or adjusted EBITDA once the applicable power purchase arrangement has expired; changes to the expected life extension of our coal fleet and anticipated financial results generated on conversion; and other risks and uncertainties contained in the Company's Circular dated March 26, 2019 and its annual information form and management's discussion and analysis for the year ended December 31, 2018. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Certain financial information contained in this news release, including adjusted EBITDA in respect of the Brookfield investment, may not be standard measures defined under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information on the calculation of adjusted EBITDA in respect of the Brookfield investment and how it is calculated with regard to the exchangeable securities to be issued, see the Company's material change report dated March 26, 2019 and a complete copy of the investment agreement with Brookfield, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the Securities and Exchange Commission on www.sec.gov.

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SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 17:28e 01-APR-19